Exhibit (e)(21)

[Date]

CONFIDENTIAL

Via E-MAIL

[Employee’s Name]

[___]@Phenomex.com

Re: Retention Bonus Award

Dear [___],

As you know, PhenomeX Inc. (“PhenomeX”) is in the process of exploring strategic alternatives. In this context, the compensation committee of the board of directors of PhenomeX recently approved a one-time cash payment on the terms set forth below in order to incentivize you to remain employed with PhenomeX through and following the consummation of a Change in Control. Capitalized terms used in this letter that are not otherwise defined will have the meaning set forth in your Change in Control Severance Agreement previously executed with PhenomeX (the “Severance Agreement”).

If you remain employed with PhenomeX through the thirtieth (30th) calendar day following the consummation of a Change in Control (such date, the “Trigger Date”), you will be entitled to receive a cash payment in the amount of $[___] (the “Retention Bonus”), which represents the amount you would have otherwise received under Section 4(a)(i) of your Severance Agreement had a Covered Termination occurred during the Change in Control Period on or prior to the Trigger Date. The Retention Bonus, if any, will be payable to you, less applicable tax withholding and deductions, in a lump sum on PhenomeX’s first regular payroll cycle on or after the Trigger Date. This paragraph acts as an amendment to the Severance Agreement.

If you become entitled to the Retention Bonus in accordance with the terms of this letter, you will forfeit your right to receive the Severance pursuant to Section 4(a)(1) of the Severance Agreement payable under a Covered Termination occurring on or after the Trigger Date and before the end of the Change in Control Period, but remain eligible to receive the other payments and benefits under your Severance Agreement in accordance with its terms. For avoidance of doubt, other payments include 4(b) Target Bonus, 4(c) Continued Healthcare, and 4(d) Equity Awards as described in the Severance Agreement.

For the avoidance of doubt, if your employment with PhenomeX terminates for any reason before the Trigger Date or you otherwise fail to become entitled to receive the Retention Bonus, you will forfeit your right to receive the Retention Bonus (or any compensation in lieu thereof), but will remain eligible to receive the payments and benefits under the Severance Agreement, including the Severance under Section 4(a)(1) of the Severance Agreement.

This letter will be governed by and construed in accordance with the laws of the State of California. Should any provisions of this letter be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this letter shall not be affected or impaired thereby. This letter constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. Except as specifically provided herein, this letter does not supersede or otherwise amend or modify the Severance Agreement. This letter may only be changed by mutual written agreement of the parties hereto. This letter agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

Thank you again for your continued dedication and contributions to PhenomeX.

Sincerely,

PHENOMEX INC.

Siddhartha Kadia, Ph.D.

Chief Executive Officer

ACKNOWLEDGED AND AGREED:

[Employee’s Name]

Date